

December 7, 2010

Mr. Ron E. Hooper
Senior Vice President and Trust Administrator Bank of America, N.A.
Permian Basin Royalty Trust
U.S. Trust, Bank of America
Private Wealth Management
Trust Department
901 Main Street
Dallas, Texas 75202

> **Re:** **Permian Basin Royalty Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2010, June 30, 2010, and**
> **September 30, 2010**
> **Filed May 6, 2010, August 4, 2010, and November 5, 2010**
> **File No. 001-08033**

Dear Mr. Hooper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Properties, page 8

1. Please provide the disclosure required by Items 1205 and 1206 of Regulation S-K for the Texas Royalty Properties or tell us why such disclosure is not required.

2. Please provide the disclosure required by Item 1208(b) of Regulation S-K for both the Waddell Ranch and Texas Royalty Properties or tell us why such disclosure is not required.

Exhibit 99.1 and Exhibit 99.2

3.   Please ask Cawley, Gillespie & Associates, Inc., your independent third-party engineer, to revise its reports to comply with the following items under Item 1202(a)(8) of Regulation S-K. In this regard, we note that the report references an appendix, but no such appendix was filed.

- The date on which the reports were completed.

- The proportion of your total reserves covered by the report filed as Exhibit 99.2.

- A description of the assumptions, data, methods, and procedures used in connection with the preparation of the reports, and a statement that such assumptions, data, methods, and procedures are appropriate for the purpose served by the reports.

- A discussion of primary economic assumptions, including, without limitation, the benchmark prices of oil and gas at December 31, 2009.

- A discussion of the possible effects of regulation on your ability to recover the reserves.

- A statement that the engineer has used all methods and procedures it considered necessary under the circumstances to prepare the report.

- A brief summary of the conclusions reached with respect to the reserves estimates.

Also, please enhance the disclosure in the Exhibit 99.1 and 99.2 reports to clarify the methodology used for calculating the prices. For example, the reference at page 2 of Exhibit 99.1 to December 31, 2009 oil and gas prices does not appear to comply with Rule 4-10(a)(22) of Regulation S-X.

Form 10-Q for the Quarter Ended March 31, 2010

4.   Please include a discussion of your liquidity and capital resources. Please provide us a draft of your proposed disclosure in your response letter. This comment also applies to your quarterly reports on Form 10-Q for the quarters ended June 30, and September 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or Laura Nicholson at (202) 551-3584, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director